September 13, 2024

Jihan Wu
Chief Executive Officer
Bitdeer Technologies Group
08 Kallang Avenue
Aperia Tower 1, #09-03/04
Singapore 339509

       Re: Bitdeer Technologies Group
           Form 20-F for the Fiscal Year Ended December 31, 2023
           File No. 001-41687
Dear Jihan Wu:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2023
Item 5. Operating and Financial Review and Prospects
Non-IFRS Financial Measures, page 77

1. Please revise your future filing disclosure to provide your discussion of Profit/(loss) for the year/period before your disclosures of the Adjusted EBITDA and Adjusted Profit. The
       IFRS amounts should be presented with equal or greater prominence than non-IFRS measures. Specifically, we note the non-IFRS disclosures are included on pages 77-78 before the IFRS measures, which are discussed in the Results of Operations section on pages 85-93. Refer to Question 102.10(a) of the Non-GAAP Compliance and Disclosure
       Interpretations.
 September 13, 2024
Page 2
Financial Statements
Note 2. Summary of Significant Accounting Policies
(q) Revenue recognition
Self-mining, page F-21

2. Please respond to the following and revise your disclosure in future filings as necessary to address the following concerning your revenue recognition under IFRS 15:
           Tell us and disclose the payment mechanism(s) used by your mining pools (for example, FPPS, PPLNS, etc.).
           Disclose, if true, that you consider the mining pool operators to be your customers and you decide when to provide services under the contracts.
           You disclose that the contracts with mining pool operators are terminable at any time by either party. Clarify whether or not your contracts are terminable at any time by either party without penalty. If they are, revise your disclosure accordingly and tell us your consideration for whether, as a result of the termination rights, the mining pool agreement is continuously renewed for accounting purposes and the accounting duration of your contracts is less than 24 hours. If true, tell us your consideration of disclosing that your enforceable right to compensation only begins when, and continues as long as, you provide hash computation services to the mining pools, the duration of the contract is less than 24 hours and the contract continuously renews throughout the day.
           Assuming you conclude that your contracts are continually renewed, tell us whether
           you determined that the mining pool operator   s implied renewal
option is not a
           material right as the terms, conditions, and compensation amounts are at then market rates. Refer to Appendix B40 of IFRS 15.
           You disclose that your only performance obligation is providing computing power.
           Tell us whether a more accurate description of your promise is a service to perform hash calculations for the pool operator, and if so, make corresponding revisions in future filings to your accounting policy and related disclosures. Disclose how payments are generally calculated, including the various components of
           the payment (for example, block reward, transaction fees, less pool operator fee) and the period over which the computations take place (for example, generally midnight to midnight UTC). Also disclose the nature of the noncash consideration received (for example, bitcoin).
           You disclose that the Group recognizes the revenue when the variable consideration is reasonably estimable and the performance obligation of providing computing power has been satisfied. Disclose whether revenue is recognized on the same day that control of the contracted service transfers to the mining pool operator. Refer to
           IFRS 15.31.
           Clarify for us, by way of example, when and how you determine the amount of revenue to recognize each day for the noncash consideration received and revise your disclosure to clarify the timing and method of valuing the noncash consideration received.
 September 13, 2024
Page 3
Note 3. Use Of Judgments and Estimates, page F-33

3. We note your disclosure on pages 28, 37, 38, and F-33 that, "there is currently no specific definitive guidance in IFRS or alternative accounting frameworks for the accounting for the revenue from the self-mining business." We are unclear how these statements are consistent with management's responsibility to provide financial statements it asserts are compliant with IFRS as issued by the IASB. In that regard, we observe that the IFRS accounting standards are the source of authoritative generally accepted accounting principles and that there is guidance whose scope applies to your transactions. Please revise future filings to remove this disclosure.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Tillan at 202-551-3604 or David Irving at 202-551-3321 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets